16001668

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 22 2016

Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67551

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING JANUARY 1, 2015 (MM/DD/YY) AND ENDING DECEMBER 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **ASCENDANT FINANCIAL PARTNERS, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5347 SOUTH VALENTIA WAY, SUITE 250
(No. and Street)

GREENWOOD VILLAGE	CO	80111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUE WYKA (303)221-4700
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **SUE WYKA**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ASCENDANT FINANCIAL PARTNERS, LLC**, as of **DECEMBER 31, 2015** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER
Title

Public Notary

JOEL M DAVIS
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20134000764
MY COMMISSION EXPIRES FEBRUARY 1, 2017

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASCENDANT FINANCIAL PARTNERS, LLC

CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management and Members
Ascendant Financial Partners, LLC

We have audited the accompanying statement of financial condition of Ascendant Financial Partners, LLC. as of December 31, 2015, and the related statement of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Ascendant Financial Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ascendant Financial Partners, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of Ascendant Financial Partners, LLC's financial statements. The supplemental information is the responsibility of Ascendant Financial Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
February 9, 2016

ASCENDANT FINANCIAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
Cash and cash equivalents	$	7,801
Accounts Receivable		2,154
Total assets		**9,955**
LIABILITIES		
Accounts Payable - related party .		500
Accrued Expense		693
Total Liabilities		1,193
MEMBER'S EQUITY		
COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)		
MEMBER'S EQUITY (Note 2)		8,762
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**9,955**

The accompanying notes are an integral part of this statement.

ASCENDANT FINANCIAL PARTNERS, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2015

REVENUE:		
Retainer and Success fee income	$	357,000
Other income - related party		19,392
Reimbursed expense income		13,791
Total revenue		390,183
EXPENSES: (Note 3)		
Genreal and administrative - related party		368,236
Commissions		7,500
Professional fees		8,500
Other		2,803
Total expenses		387,039
NET INCOME	**$**	**3,144**

The accompanying notes are an integral part of this statement.

ASCENDANT FINANCIAL PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2015

BALANCE, December 31, 2014	$	5,618
Net income		3,144
BALANCE, December 31, 2015	**$**	**8,762**

The accompanying notes are an integral part of this statement.

ASCENDANT FINANCIAL PARTNERS, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	3,144
Adjustments to reconcile net income to net cash provided by operating activities:		
Inrease in accounts receivable		(2,154)
Increase in accounts payable		500
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,490
CASH AND CASH EQUIVALENTS, beginning of year		6,311
CASH AND CASH EQUIVALENTS, end of year	**$**	**7,801**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Ascendant Financial Partners, LLC (the "Company"), a Colorado limited liability company, was formed in August 2006 and began operating as a licensed broker-dealer in May 2007. The Company is wholly owned by Ascendant Partners, Inc. (the "Parent"). Ascendant Consulting Partners, LLC ("ACP") is also wholly owned by the Parent. Other than direct broker dealer expenses and an expense sharing allocation between the Company and ACP, all payroll and overhead expenses are incurred by and paid by ACP.

The Company's operations are headquartered in Greenwood Village, Colorado.

The Company will be economically dependent upon the financial support of its Parent should it fail to achieve profitable operations. The members of the Parent have committed to provide the Company with such financial support, personally or through another appropriate entity so long as the Parent, the Company and affiliates maintain the same relationship.

The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. The Company provides investment banking and advisory services to clients primarily in the renewable energy, food and agribusiness industries. The Company does not hold customer funds or securities.

Revenue recognition

The Company earned substantially all of its revenue from investment banking and advisory services provided under contractual arrangements that generally require clients to pay fixed or determinable service fees or an agreed-upon fee upon the closing of a transaction. The Company recognizes service fees as revenue when the related services are provided and recognizes transaction fees as revenue when the underlying transaction is completed and collectability is reasonably assured.

Deferred revenue

Deferred revenue represents amounts billed or collected but not yet earned under existing agreements and is classified as "accounts and other borrowings not qualified for net capital purposes" on the Statement of Financial Condition. There were no deferred revenues as of December 31, 2015.

15c3-3 Exemption

The Company, under Rule 15c3-3(k)(2)(i) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers money market funds with original maturities of three months or less to be cash equivalents.

Allowance for doubtful accounts

Accounts receivable consists of amounts due from clients for investment banking services. The Company's management periodically assesses its accounts receivable for collectability and establishes an allowance for doubtful accounts and records bad debt expense when deemed necessary. As of December 31, 2015, the Company had no accounts receivable deemed uncollectible.

Income taxes

Because the Company is a limited liability company, it is not subject to income taxes. Instead, the member is taxed on the Company's taxable income, whether or not distributed. Therefore, these financial statements do not reflect a provision for income taxes.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2012. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2015.

Concentrations

During the year ended December 31, 2015, one client accounted for approximately 92% of the Company's total investment banking and advisory service revenue. They are no longer clients. At December 31, 2015, there was $2,154 of outstanding accounts receivable for reimbursable expenses.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2015, the Company had net capital and net capital requirements of $6,608 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.18 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

Under an expense sharing agreement, the Parent, through ACP, provides substantially all of the general and administrative services to the Company. The Parent allocates expenses on a reasonable allocation basis directly based upon usage by the Company of the Parent's and ACP's property, personnel, rent and other services. These expenses are charged to the Company on a monthly basis and are recorded in the Company's financial statements. For the year ended December 31, 2015, the Company was charged a total of $29,752 by the Parent under an expense sharing agreement between AFP and ACP and $337,984 for management and other services. The amount fluctuates quarterly based upon the Company's share of revenue compared to that of ACP or as determined by the Company's management. As of December 31, 2015, the amount owed to the Company's Parent for general and administrative services was $500.

Under an informal agreement with the Company's parent, the Company received $13,392 in administrative fees and $6,000 from a registered representative to cover expenses associated with carrying his license for the year ended December 31, 2015.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company's financial instruments, including cash and cash equivalents and accounts receivable are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments or contingencies.

NOTE 6- SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosure and/or adjustments.

SUPPLEMENTARY INFORMATION
SCHEDULE I
ASCENDANT FINANCIAL PARTNERS, LLC
DECEMBER 31, 2015

Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

CREDIT:		
Member's equity	$	8,762
DEBIT:		
Non-allowable assets:		
Accounts receivable		2,154
NET CAPITAL		6,608
Minimum requirements of 6-2/3% of aggregate indebtedness of $0 or $5,000, whichever is greater		5,000
Excess net capital	**$**	**1,608**
AGGREGATE INDEBTEDNESS:	**$**	**1,193**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.18 to 1**

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of form X-17A-5 as of December 31, 2015)

NET CAPITAL AS REPORTED IN COMPANY'S PART II FOCUS REPORT	$	7,108
INCREASE IN LIABILITIES		(500)
NET CAPITAL AS OF DECEMBER 31, 2015 AUDITED REPORT, AS FILED	$	6,608

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

Report of Independent Registered Public Accounting Firm

Board of Directors and Members
Ascendant Financial Partners, LLC

We have reviewed management's statements, included in the accompanying Ascendant Financial Partners, LLC Exemption Report, in which (1) Ascendant Financial Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Ascendant Financial Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Ascendant Financial Partners, LLC stated that Ascendant Financial Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Ascendant Financial Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ascendant Financial Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
February 9, 2016

ascendant
Financial Partners, llc 5347 S. Valentia Way, Suite 250, Greenwood Village, CO 80111 • Phone: 303-221-4700

Member FINRA/SIPC

January 15, 2016

Ascendant Financial Partners, LLC (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This exemption report was prepared as required by 17 C.F.R. §240.17A-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R.§240 15c3-3(k)

and

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Susan Wyka, affirm that to the best of my knowledge and belief this exemption report is true and correct.

By:

Susan Wyka

Susan Wyka
CEO